UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09718

THE PNC FINANCIAL SERVICES GROUP, INC. INCENTIVE SAVINGS PLAN

(Full title of the plan)

THE PNC FINANCIAL SERVICES GROUP, INC.

(Name of issuer of the securities held pursuant to the plan)

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222-2707

(Address of its principal executive office)

REQUIRED INFORMATION

Page
A. Financial Statements and Schedules

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

AUDITED FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	4

Notes to Financial Statements	5-11

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2007:

Schedule H, Line 4i, Schedule of Assets Held for Investment Purposes	13

Schedule H, Line 4j, Schedule of Reportable Transactions	14

NOTE: All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	15

B. Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

23.2 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

The PNC Financial Services Group, Inc.

Incentive Savings Plan

We have audited the accompanying statement of net assets available for benefits of The PNC Financial Services Group, Inc. Incentive Savings Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2006 were audited by other auditors whose report dated June 20, 2007 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at December 31, 2007 and (2) reportable transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Milligan & Company, LLC

Philadelphia, Pennsylvania

June 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

The PNC Financial Services Group, Inc.

Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of The PNC Financial Services Group, Inc. Incentive Savings Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

June 20, 2007

THE PNC FINANCIAL SERVICES GROUP, INC.

INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

(Amounts in thousands)

	2007	2006
ASSETS:
Investments at fair value:
Common stock	$530,289	$617,529
Mutual funds	941,265	634,079
Collective Funds	65,684	44,703
ISP Profile Funds	199,083	182,516
Participant loans	33,938	29,408

Total investments	1,770,259	1,508,235

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,770,259	1,508,235

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(632)	278

NET ASSETS AVAILABLE FOR BENEFITS	$1,769,627	$1,508,513

See notes to financial statements.

THE PNC FINANCIAL SERVICES GROUP, INC.

INCENTIVE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands)

	2007	2006
ADDITIONS:
Investment income:
Interest and dividends	$72,843	$48,929
Net (depreciation) appreciation in fair value of investments	(69,029)	191,320

Total investment income	3,814	240,249

Contributions:
Employer	44,053	47,487
Employee	66,425	69,691
Rollover	3,625	5,311

Total contributions	114,103	122,489

DEDUCTIONS:
Payments to participants or beneficiaries	(107,326)	(119,747)
Administrative expenses	(317)	(664)

Total deductions	(107,643)	(120,411)

OTHER:
Net transfers to (from) the Plan	249,866	(118,862)
Other activity	974	—

Total other	250,840	(118,862)

INCREASE IN NET ASSETS	261,114	123,465
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,508,513	1,385,048

End of year	$1,769,627	$1,508,513

See notes to financial statements.

THE PNC FINANCIAL SERVICES GROUP, INC.

INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following description of The PNC Financial Services Group, Inc. Incentive Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan document, the Summary Plan Description, or the Plan prospectus for a more complete description of the Plan’s provisions.

The PNC Financial Services Group, Inc. (“PNC”) is the sponsor of the Plan. The Plan is a defined contribution plan covering substantially all eligible employees of PNC and certain subsidiaries, other than those Hilliard Lyons, Inc. and PFPC Inc. employees covered by separate plans. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by an Administrative Committee (the “Administrative Committee”) appointed by the Chief Executive Officer of PNC. The Administrative Committee has appointed a Plan Manager to assist in the administration of the Plan.

Subject to Internal Revenue Code (“Code”) limitations, the Plan allows participants to contribute from 1% to 20% of their eligible compensation for any pay period on a pre-tax basis under Section 401(k) of the Code. PNC matches all or part of an employee’s contributions for each pay period in which the employee contributes. The amount of the employer match contribution is 100% of employee contributions up to 6% of eligible compensation for each pay period in which the employee contributes, subject to Code limitations. The terms of the Plan require employer matching contributions to be invested in PNC common stock, except for participants who have exercised their diversification election rights to have their employer matching portions invested in other investments available under the Plan (see below for a more detailed description of diversification election rights). Participants are immediately fully vested in their balances, including employer matching contributions. The Plan also permits participants to transfer contributions into the Plan from another qualified plan. Such transfers are reflected in the Plan’s financial statements as rollover contributions.

The Plan provides all participants with the ability to diversify the employer matching contribution portion of their plan account invested in shares of PNC common stock into other investment options available within the Plan.

Participants who are age 50 or older can choose to have their future employer matching contributions made in cash and invested in other investment funds available under the Plan, rather than having their employer matching contributions automatically invested in PNC common stock. The Plan also allowed participants age 50 or older to contribute up to an additional $5,000 of their eligible compensation on a pre-tax basis for both the 2007 and 2006 tax years in accordance with the changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001 to Section 401(k) of the Code. These additional elective contributions are not eligible for employer matching contributions.

The Plan allows participants to make an annual election to either receive any dividends paid on their shares of PNC common stock held in the Plan as a direct cash payment or to have any such dividends automatically reinvested in PNC common stock within the Plan, as the case may be.

The Plan’s loan feature allows participants to borrow against their Plan account balances in accordance with the loan policies established by the Administrative Committee. Under certain circumstances, the Plan permits in-service withdrawals by participants.

Although it has not expressed an interest to do so, PNC has the right under the Plan to adjust or discontinue employer contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The financial statements have been prepared in accordance with the Plan and under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the PNC Investment Contract Fund Z and the EBP Stable Asset Fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates— The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ, perhaps materially, from those estimates.

Investment Valuation and Income Recognition— The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. Participation units in the ISP Profile Funds, collective funds, and mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Risks and Uncertainties— The Plan utilizes various investment instruments including investments in mutual funds, common stock, ISP Profile Funds and collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits— Benefits are recorded when paid.

Administrative Expenses— Expenses are either paid by the Plan or by PNC, as provided by the Plan document.

Transfers—Along with the Plan, PNC also sponsors a separate plan for eligible employees of PNC’s subsidiary PFPC Inc. and certain other participating employers—the PFPC Inc. Retirement Savings Plan. If participants become employed by another entity during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2007, Plan transfers existed and were reflected within the Statements of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements— During 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. As required, the Plan has adopted SFAS 157 prospectively beginning January 1, 2008.

Reclassifications— Certain 2006 balances have been reclassified to conform to the 2007 presentation. These changes had no impact on previously reported Net Assets Available for Benefits.

3.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

PNC Bank, National Association is the Plan’s trustee and also provides recordkeeping and other administrative services. Fees paid by the Plan for administrative services were $596,680 and $664,437 for the years ended December 31, 2007 and 2006, respectively. Investments under the Plan are participant-directed, except as otherwise noted. Investment options include various ISP Profile Funds, in which participation is limited to participants in the Plan, and the PNC Investment Contract Fund Z, a collective fund, both of which are investments in related parties. Investment options also include certain BlackRock Funds, which are registered investment companies (mutual funds) from which PNC affiliates, including PFPC Worldwide, Inc. and its affiliates, receive compensation for providing services, such as investment advisory, custodial and transfer agency services, to the mutual funds. The BlackRock Funds are managed by BlackRock, Inc. (“BlackRock”) and its affiliates. PNC had an equity ownership interest in BlackRock of approximately 34% at December 31, 2007 and 2006. The Plan held an investment in PNC common stock with a fair value of $521.1 million and $609.6 million at December 31, 2007 and 2006, respectively. Additionally, the Plan held an investment in common stock of BlackRock, having respective fair values of $9.2 million and $7.9 million at December 31, 2007 and 2006. Management has not considered PNC or BlackRock contributions to the Plan, or benefits paid by the Plan to participants, to be party-in-interest transactions.

4.	INVESTMENTS

The following table presents the fair value of investments in the Plan at December 31, 2007 and 2006:

(Amounts in thousands)

	2007		2006
American Beacon Funds Small Cap Value Fund	$47,300		$52,324
American Funds EuroPacific Growth Fund / R5	122,312	*	62,959
BlackRock Funds Total Return II Fund BR	97,668	*	71,933
BlackRock Funds High Yield Bond Fund BR	19,544		11,651
BlackRock Funds Mid-Cap Growth Equity Fund	27,636		19,798
BlackRock Funds Small Cap Growth Equity Fund	44,468		27,863
BlackRock Inc. Common Stock Fund	9,192		7,895
BlackRock Liquidity Funds Temp Fund	131,671	*	82,369	*
CRM Mid Cap Value Fund	54,103		40,920
Dodge & Cox Stock Fund	151,403	*	129,440	*
EBP Stable Asset Fund (1)	14,124		—
Harbor Funds Capital Appreciation Fund	54,294		34,479
ISP Aggressive Profile Fund (2)	147,705	*	141,378	*
ISP Conservative Profile Fund (2)	14,749		11,065
ISP Moderate Profile Fund (2)	36,629		30,072
Participant Loans	33,938		29,408
The PNC Financial Services Group, Inc. Common Stock Fund	521,097	*	609,632	*
The PNC Financial Services Group, Inc. Preferred Stock Fund	—		2
PNC Diversified Real Estate Fund (1)	9,095		—
PNC Investment Contract Fund Z	51,560		44,703
Vanguard Institutional Index Fund (3)	—		100,344	*
Vanguard Institutional Index Plus Fund (3)	181,771	*	—

	$1,770,259		$1,508,235

*	These investments exceeded 5% of net assets available for benefits at December 31, 2007 and/or 2006, as indicated.
(1)	Effective November 1, 2007, the EBP Stable Asset Fund (a collective fund) and PNC Diversified Real Estate Fund were transferred into the Plan from the Employees’ Thrift Plan of Mercantile Bankshares Corporation and Participating Affiliates. The funds are frozen and allow no purchases into the fund. Only transfers and disbursements out of the fund are permitted.
(2)	The ISP Aggressive, Conservative, and Moderate Profile Funds provide participants with diversified investment options, each of which provides different levels of risk and return. Each Profile Fund is diversified across major asset classes, including U.S. and non-U.S. equity and fixed income markets using the mutual funds and collective funds already available to Plan participants.
(3)	Effective May 11, 2007, the Vanguard Institutional Index Fund was converted from Institutional share class to Institutional Plus share class, effectively reducing the fund’s management fees from 5.0 basis points to 2.5 basis points.

The following table presents the components of net appreciation / (depreciation) by investment fund for the years ended December 31, 2007 and 2006:

(Amounts in thousands)

	2007	2006
American Beacon Funds Small Cap Value Fund	$(9,471)	$2,798
American Funds EuroPacific Growth Fund / R5	2,144	5,740
BlackRock Funds Total Return II Fund BR	936	(133)
BlackRock Funds High Yield Bond Fund BR	(988)	375
BlackRock Funds Mid-Cap Growth Equity Fund	4,019	1,060
BlackRock Funds Small Cap Growth Equity Fund	4,203	4,535
BlackRock Inc. Common Stock Fund	2,445	14,557
BlackRock Liquidity Funds Temp Fund	(33)	7
CRM Mid Cap Value Fund	(935)	3,191
Dodge & Cox Stock Fund	(15,735)	12,097
EBP Stable Asset Fund (1)	116	—
Harbor Funds Capital Appreciation Fund	3,852	544
ISP Aggressive Profile Fund	9,138	22,041
ISP Conservative Profile Fund	688	876
ISP Moderate Profile Fund	1,456	3,321
The PNC Financial Services Group, Inc. Common Stock Fund	(71,495)	105,808
The PNC Financial Services Group, Inc. Preferred Stock Fund	—	1
PNC Diversified Real Estate Fund (1)	(2,726)	—
PNC Investment Contract Fund (2)	—	377
PNC Investment Contract Fund Z (2)	2,271	1,699
Vanguard Institutional Index Fund (3)	6,418	12,426
Vanguard Institutional Index Plus Fund (3)	(5,332)	—

	$(69,029)	$191,320

(1)	Effective November 1, 2007, the EBP Stable Asset Fund and PNC Diversified Real Estate Fund were transferred into the Plan from the Employees’ Thrift Plan of Mercantile Bankshares Corporation and Participating Affiliates. The funds are frozen and allow no purchases into the fund. Only transfers and disbursements out of the fund are permitted.
(2)	Effective March 20, 2006, the PNC Investment Contract Fund was replaced by the PNC Investment Contract Fund Z.
(3)	Effective May 11, 2007, the Vanguard Institutional Index Fund was converted from Institutional share class to Institutional Plus share class, effectively reducing the fund’s management fees from 5.0 basis points to 2.5 basis points.

5.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed PNC by a letter dated April 22, 2002, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PLAN TRANSFERS AND ACQUISITIONS

Effective November 11, 2007, approximately $250 million of assets from the Employees’ Thrift Plan of Mercantile Bankshares Corporation and Participating Affiliates were merged into the Plan. Mercantile Bankshares Corporation was acquired by PNC on March 2, 2007 and became a participating employer under the Plan on September 14, 2007.

Effective September 30, 2006, assets totaling $127 million were transferred from the Plan to the BlackRock Retirement Savings Plan. This amount represented the aggregate account value as of September 29, 2006 in the Plan of the account balances of the employees of the subsidiaries of BlackRock that were previously participating employers in the Plan.

Effective March 13, 2006, approximately $8 million of assets from the Harris Williams & Co. 401(k) Retirement Plan were merged into the Plan. Harris Williams & Co. was acquired by PNC on October 11, 2005 and became a participating employer under the Plan on January 1, 2006.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of investments at fair value per the financial statements at December 31, 2007 and 2006 to Form 5500:

(Amounts in thousands)

	2007	2006
Net assets available for benefits:
Investments, at fair value	$1,770,259	$1,508,235
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(632)	278

Total investments (current value column) per Form 5500 Schedule of Assets (Held at End of Year)	$1,769,627	$1,508,513

8.	SUBSEQUENT EVENT

Effective February 1, 2008, approximately $10.8 million of assets from the ARCS Commercial Mortgage Savings & Incentive Plan were merged into the Plan. ARCS Commercial Mortgage Co., L.P., was acquired by PNC on July 2, 2007 and became a participating employer under the Plan on January 1, 2008.

9.	OTHER MATTERS

In August 2002, the United States Department of Labor (“DOL”) began a formal investigation of the Administrative Committee in connection with the Administrative Committee’s conduct relating to the PNC common stock held by the Plan and PNC’s restatement of financial results for 2001. Both the Administrative Committee and PNC cooperated with the investigation.

In June 2003, the Administrative Committee retained Independent Fiduciary Services, Inc. (“IFS”) to serve as an independent fiduciary charged with the exclusive authority and responsibility to act on behalf of the Plan in connection with the securities litigation then pending against PNC and to evaluate any legal rights the Plan might have against any parties relating to PNC’s restatement of financial results for 2001. This authority included representing the Plan’s interests in connection with a $90 million Restitution Fund established by PNC, and communicating with the DOL about its efforts and conclusions. The DOL, in turn, communicated with the Internal Revenue Service in connection with the engagement.

In May 2007, settlement of the securities class action lawsuit against PNC became final. On behalf of the Plan and its participants and beneficiaries, IFS opted to participate in the settlement of the securities lawsuit, and negotiated a special payment to the Plan from the Restitution Fund. The DOL is not a party to this settlement.

In July 2007, the Administrator of the Restitution Fund (“Claims Administrator”) created pursuant to the June 3, 2003 Deferred Prosecution Agreement between PNC ICLC Corp. and the United States Department of Justice approved the issuance of a settlement payment from the Restitution Fund to the Plan in the amount of $2.05 million. IFS negotiated this payment on behalf of the Plan with PNC. The Plan received the $2.05 million payment on August 2, 2007, and the payment was subsequently allocated to eligible current and former participants and beneficiaries on October 29, 2007, with interest.

In November 2007, Judge Cercone of the U.S. District Court for the Western District of Pennsylvania ordered the Settlement Claims Administrator to distribute the settlement funds as a result of the settlement of the class action lawsuit to the eligible claimants, including the Plan. On April 18, 2008, the Plan received $3.6 million from the Settlement Claims Administrator, representing the Plan’s full share of the class action settlement funds. It is anticipated that the settlement funds will be allocated to eligible current and former participants and beneficiaries by the Plan’s recordkeeper early during the third quarter of 2008, with interest.

******

SUPPLEMENTAL SCHEDULES

THE PNC FINANCIAL SERVICES GROUP, INC.

INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2007

(Amounts in thousands, except for share information)

	Identity of Issuer, Borrower, or Similar Entity	Description of Investment	Cost	Fair Value
	Corporate Common Stock:
*	The PNC Financial Services Group, Inc. Common Stock Fund	7,937,485 shares	$355,782	$521,097
*	BlackRock, Inc. Common Stock Fund	42,400 shares	2,295	9,192
	Shares of an Investment Company:
	American Beacon Funds Small Cap Value Fund	2,686,000 shares	53,103	47,300
	American Funds EuroPacific Growth Fund / R5	2,404,412 shares	113,628	122,312
*	BlackRock Funds Total Return II Fund BR	10,163,138 shares	97,898	97,668
*	BlackRock Funds High Yield Bond Fund BR	2,521,743 shares	20,361	19,544
*	BlackRock Funds Mid-Cap Growth Equity Fund	2,024,599 shares	22,329	27,636
*	BlackRock Funds Small Cap Growth Equity Fund	1,847,396 shares	36,876	44,468
*	BlackRock Liquidity Funds Temp Fund	131,668,326 shares	131,668	131,671
	CRM Mid Cap Value Fund	1,827,169 shares	50,238	54,103
	Dodge & Cox Stock Fund	1,095,062 shares	147,104	151,403
	Harbor Funds Capital Appreciation Fund	1,455,224 shares	46,168	54,294
	PNC Diversified Real Estate Fund	617,441 shares	11,709	9,095
	Vanguard Institutional Index Plus Fund	1,355,086 shares	186,850	181,771

	Other Investments:
*	Loan Fund -Various participants	Participant loans with range of interest rates of 4.0% - 9.25% and maturities ranging from 2 to 202 months.	33,932	33,938

	Collective Funds:
	EBP Stable Asset Fund	679,594 shares	14,028	14,124
*	PNC Investment Contract Fund Z	15,406,790 shares	48,118	51,560

	ISP Profile Funds:
*	ISP Aggressive Profile Fund	6,963,492 shares	90,057	147,705
*	ISP Conservative Profile Fund	762,108 shares	12,498	14,749
*	ISP Moderate Profile Fund	1,768,974 shares	29,357	36,629

	Total		$1,503,999	$1,770,259

*	Party-in-interest

THE PNC FINANCIAL SERVICES GROUP, INC.

INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2007

(Amounts in thousands, except for share information)

SERIES OF TRANSACTIONS, WHICH WHEN AGGREGATED, EXCEED 5% OF BEGINNING NET ASSETS

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
The PNC Financial Services Group, Inc. Common Stock Fund
1,613,538 shares	$113,900		$113,900	$113,900
1,909,868 shares		$131,615	$141,407	$131,615	$(9,792)

Blackrock Liquidity Temp Fund
99,696,132 shares	$99,696		$99,696	$99,696
50,395,091 shares		$50,395	$50,395	$50,395	$—

American Funds EuroPacific Growth Fund / R5
1,367,293 shares	$73,421		$73,421	$73,421
315,089 shares		$16,229	$14,670	$16,229	$1,559

Dodge & Cox Stock Fund
440,677 shares	$67,385		$67,385	$67,385
189,090 shares		$29,718	$29,017	$29,718	$701

Vanguard Institutional Index Fund
60,350 shares	$7,977		$7,977	$7,977
834,668 shares		$114,742	$108,324	$114,742	$6,418

Vanguard Institutional Index Plus Fund
1,509,142 shares	$208,073		$208,073	$208,073
154,055 shares		$20,970	$21,243	$20,970	$(273)

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PNC FINANCIAL SERVICES GROUP, INC. INCENTIVE SAVINGS PLAN
(Name of Plan)

Date: June 30, 2008	By:	/s/ James S. Gehlke
James S. Gehlke
Plan Manager/Administrator

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Milligan & Company, LLC filed herewith

23.2	Consent of Deloitte & Touche LLP filed herewith